

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2022

Kevin S. Cavanah
Chief Financial Officer
Matrix Service Company
5100 E. Skelly Drive, Suite 500
Tulsa, OK 74135

       Re: Matrix Service Company
           Form 10-K for the Fiscal Year Ended June 30, 2021
           Filed September 13, 2021
           File No. 001-15461

Dear Mr. Cavanah:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2021

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Change in Reportable Segments, page 57

1.   Please tell us and revise disclosures in future filings to provide more detail regarding the nature of your decision to no longer allocate corporate selling, general and administrative expenses across segments following your segment reporting change and the effects on segment profit or loss. Reference is made to paragraph 280-10-50-29(d) of the Accounting Standards Codification (ASC).

Note 7 - Commitments and Contingencies, page 72

2.   Please tell us how you considered the guidance in ASC 326-20-30 with respect to the $17 million receivable balance due from an iron and steel customer that has been under

litigation since the third quarter of your fiscal 2020. In particular, please tell us how you evaluated the collectability of this individual trade receivable as it relates to the requirement to estimate an expected credit loss, even if deemed remote.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Wilson Lee, Staff Accountant at (202) 551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction